UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-27046

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I	REGISTRANT INFORMATION

Ortec International, Inc.

Full name of registrant

Former name if applicable

3960 Broadway

Address of principal executive office (Street and Number)

New York, New York 10032

City, state and zip code:

PART 11	RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11- K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

On June 18, 2007, we completed a series of financing and other transactions. These transactions were highly complex and required management to expend considerable time (a) to determine the proper accounting treatment for the transactions, (b) bringing the Registrant’s past due SEC regulatory filings up to date, (c) calculating the anti-dilution effects of these transactions on the Registrant’s previously outstanding warrants and (d) concluding an exchange offer of the Registrant’s common stock with warrants attached for the Registrant’s outstanding Series H warrants. We expect to file within the extension period.

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alan W. Schoenbart	646	218-1885
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to show net income applicable to common shareholders at June 30, 2007 as opposed to a net loss applicable to common shareholders at June 30, 2006. This is primarily a result of a material gain on the early extinguishment of our $43 million revenue interest assignment obligation for $10 million stated value of our Series A-1 and A-2 preferred stock on June 18, 2007. This material gain will be partially offset by certain additional costs we incurred in the quarter related to the costs of terminating the employment of two of our former executive officers and to a financial advisory agreement we entered into with the placement agent who arranged the June 18, 2007 private placement of our preferred shares. Our product and laboratory costs will be lower by approximately $1.6 million as we had no clinical costs during the six months ended June 30, 2007. Further, we expect to record preferred stock dividends of approximately $5.2 million related to beneficial conversion features of our Series A financing and approximately $1.4 million of deemed dividends related to price reductions made to outstanding warrants as well as additional costs of our Series H warrant exchange. We are still evaluating certain accounting treatments for various components of our June 18, 2007 financing transactions.

Ortec International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2007	By:	/s/ Alan W. Schoenbart
Alan W. Schoenbart, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).